June  30, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Frank Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 24, 2009
File No. 001-34189

Dear Mr. Wyman:

This letter is provided in response to your letter dated May 28, 2010, regarding the above-referenced Form 10-K for Tianyin Pharmaceutical Co., Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to Tianyin Pharmaceutical Co., Inc.

General

1.	Please provide the statement acknowledging your responsibilities and other matters, as requested at the end of our letter dated March 5, 2010.

Response: Pursuant to your comment: the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.
It appears your warrants and convertible preferred stock contain provisions that protect holders from declines in the stock price which would require liability classification. Please tell us why your warrants and embedded convertible feature are not required to be classified as liabilities by ASC 815-40-15 (EITF 07-5) with subsequent changes in fair value recorded in earnings. Refer to the example of warrants with provisions that protect holders from declines in the stock price in ASC 815-40-55-33.

Response: Pursuant to your comment: We performed analyses per ASC 815-40-15 as follows:

Step 1. The warrants and convertible preferred stock do not contain exercise contingency.  Proceed to Step 2.

Step 2. Our warrants and convertible preferred shares do not contain provisions that protect holders from the declines in stock price as described in like what is with the example of ASC 815-40-55-33. The decline of stock prices will not lead to an adjustment of the warrant exercise price in order to compensate the holders of options and convertible preferred shares. The strike price is to be adjusted primarily due to dilutive activities, as described in Section 4(e) of Exhibit B-1.  As per ASC 815-40-15 (EITF 07-5) paragraph 15 and 16 indicate, if the instrument’s strike price or number of shares used to calculate the settlement amount are not fixed, the instrument would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares.  The fair value inputs of a fixed-for-fixed forward or option on equity shares may include dilutive activities.  There are certain anti-dilution adjustments with our warrants that will adjust the number of warrants under the circumstances such as a subdivision or a combination of the common stocks, and the settlement amount will equal the difference between the fair value of a fixed number of the entity's equity shares and a fixed monetary amount. Despite the provisions in Section 4 of the Exhibit B-1, we have not made any adjustments to the strike price of the warrants and preferred convertible stock and are not planning on any occurrence that will result in adjustments to the strike price of the equity shares mentioned above.

Conclusion:
Based on the procedures performed above, According to ASC 815-40-15, we evaluate whether our warrants and convertible preferred shares are indexed to our own stock using the following two-step approach: 1) Evaluate the instrument's contingent exercise provisions, if any; 2) Evaluate the instrument's settlement provisions. We conclude that our warrants and convertible preferred shares are indexed to our own stock and thus be classified as equity.

Item 7. Management’s Discussion and Analysis or Plan of Operation, page 36

3.
Please refer to prior comment two. We do not understand your basis for recognizing inventory only when the cost “can be reliably determined”. Please tell us the items whose cost cannot be reliably determined and the facts and circumstances that prohibit you from determining their cost.

Prior Comment 2: Your disclosure of critical accounting estimates should provide investors with an understanding of the uncertainties in applying critical accounting estimates and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements, particularly as reflected in your revenue recognition, cost of goods sold, accounts receivable and inventory accounting processes. Your existing disclosure does not appear to provide this information. Please revise accordingly. Refer to the Commission’s Interpretative MD&A Guidance Release No. 33-8350 dated December 29, 2003.

Response: Pursuant to your comment, we went through our inventory cycle. Our inventory includes raw material, packaging supplies, work in process (WIP) and finished goods (FG). We are using the purchase price that we paid for raw material and packaging supplies as the base of inventory. And WIP is the material and packaging supplies purchased that are to be transferred into production process plus the labor and overhead costs.  After WIP, products are transferred into FG. We are able to properly track and record all these parts of our inventory in the inventory cycle and there is no item whose cost could not be reliably determined. Therefore, we revised our disclosure of our accrual checklist of inventory as follows:

“Inventory

Ending inventory is stated at the lower of cost or market at the balance sheet date. Subsequent measurement of inventory uses the "lower of cost and net realizable value" accounting principle which is related to the historical cost and net realizable value on accounting measurement basis. Inventory is determined using the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. Management continually evaluates the recoverability based on assumptions about customer demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. The inventory reserve at June 30, 2009 and 2008 was $138,259 and $-0-, respectively.  The inventory reserve was for obsolete raw material with carrying value less than the net realizable value.

Two major factors account for our low level of inventory relative to our growth in production. First, we have optimized our product portfolio to contain more products with higher gross margin.  As a result, the increase in inventory is lower than the increase in revenue.  Second, after adopting lean production processes, we have increased our product turnover by shortening the business cycle between accepting orders and delivering products.”

4.	Please refer to prior comment four. Please separately quantify each factor that you attribute the changes in the gross margins for your major drug products for each period presented.

Prior Comment 4: We believe that MD&A could be significantly improved as it does not appear to address many of the item requirements in Item 303 of Regulation S-K. Please revise your MD&A. In doing so, please consider the requirements of Item 303 as well as the Release Nos. 33-6835 and 33-8056. In addition, please revise to address the following:

•
The reason revenues increased from $33.4 million for fiscal 2008 to $42.9 million for fiscal 2009 and are anticipated to increase to $63.3 million for fiscal 2010 and $113.3 million for fiscal 2011. Quantify the reason for changes in sales related to price changes separately from increases in quantity sold.

•
The reason for the significant increase in accounts receivable from June 30, 2009 to December 31, 2009 and factors that you considered in reducing the allowance for doubtful accounts during this period.

•
Expand your disclosure regarding your planned expansion of the regional distribution network and your direct sales force to support your anticipated revenue growth in fiscal 2010 and 2011 to explain the timing and effect of this expansion on your results of operations and financial positions.

•	The factors that have allowed you to maintain a low level of accounts receivable relative to your growth in revenues, such as those governing the timing and certainty of customer payments.
•
The factors that have caused changes in your gross profit percentage e.g. 43.8% for fiscal 2008, 49.8% for fiscal 2009 and 52% for the six months ended December 31, 2009. Quantify changes in gross profit related to price changes separately from cost changes and product mix.

•	The factors that have allowed you to maintain a relatively low level of inventory relative to your growth in production.
•
The nature of your production and manufacturing facilities e.g. locations and capacity. Explain the factors that you considered in concluding that, as you have disclosed, these facilities will be adequate to meet your operational requirements for the next five years. Quantify the unutilized capacity at December 31, 2009.

•
Explain the factors that you considered in concluding that, as you have disclosed, planned improvements to these facilities will increase your margins and reduce your cost of revenue. Quantify the expected increase in your margins.

Response: Pursuant to your comment, we revised our disclosure to explain the factors that caused changes in our gross profit percentage of 43.8% for fiscal 2008 and 49.8% for fiscal 2009 and quantified each factor that we attributed the changes in the gross margins for our major drug products as follows:

“Gross profit.  As a result of the above, gross profit for the fiscal year ended June 30, 2009 was approximately 49.8%, 43.8% for the fiscal year ended June 30, 2008. The increase on our gross margin is mainly due to the product mix optimization.  During the fiscal year 2009, we produced more products with high gross margin, such as Ginkgo Mihuan Oral Liquid and Apu Shuangxin, while reducing the production of low gross margin products, such as Qingrejiedu Oral Liquid and Hugan Tablets. The price change has very limited impact on our gross margin.  It only accounts for 1.4% of the gross margin increase. In summary, the factors that contribute to the changes in our gross margins of our major products include a) raw material prices (85% of the cost of goods sold) and b) production cost (15% of the cost of goods sold).

We also revised the 10Q for the period ended March 31, 2010 to explain for increase in gross profits as follows:

“Gross profit.  Gross profit margin for the three months ended March 31, 2010 was approximately 53% as compared to 49% for the three months ended March 31, 2009. Considering the change of market environment and the adjustment of the Group strategy, management has gradually developed the products structure to expand the market of products with higher margin since  fiscal year 2009, such as Ginkgo Mihuan Oral Liquid and Apu Shuangxin, as well as to reduce the production of low gross margin products, such as Qingrejiedu Oral Liquid and Hugan Tablets.  In summary, the factors that contribute to the changes in our gross margins include a) raw material prices (85% of the cost of goods sold) and b) production cost (15% of the cost of goods sold).

Pursuant to prior Comment 4, we revised the 10Q for the period ended March 31, 2010 to clarify how management calculated the allowance for doubtful accounts for the period between March 31, 2009 and March 31, 2010.

“Bad debts at March 31, 2010 and March 31, 2009 were US$ 268,955 and US$ 90,435 respectively. The difference between these two numbers is attributable to 1) Increased accounts receivable due to significant sales growth and 2) Foreign currency translation. Based on its assessment of the credit history with customers having outstanding balances and current relationships with them, management makes conclusions whether any realization of losses on balances outstanding at the end of the fiscal year will be deemed uncollectible based on the age of the receivables. As such, we reserves 1% of accounts receivable balances that have been outstanding less than one year, 50% of accounts receivable balances that have been outstanding between one year and two years, and 100% of receivable balances that have been outstanding more than two years. When accounts receivable is determined to be uncollectable, we will directly offset the bad debts. Therefore, the bad debts reserve is the same on the company’s interim financial reporting.”

Additionally, according to prior Comment 4, we revised the 10Q for the period ended March 31, 2010 to describe the reasons for the significant increase in accounts receivable and the factors that we consider in reducing allowance for doubtful accounts as follows:

“Accounts Receivable and Bad Debt Reserve

Accounts receivable are stated at the amount management expects to collect from balances outstanding at the end of the period. Sales of goods are subject to revenue recognition condition. Even if we have not received the payment, they should be recognized as revenue and increase accounts receivable accordingly. Based on its assessment of the credit history with customers having outstanding balances and our current relationships with such customers, management decides whether any realization of losses on balances outstanding at the end of the period will be deemed uncollectible based on the age of the receivables. As such, we reserves 1% of accounts receivable balances that have been outstanding less than one year, 50% of accounts receivable balances that have been outstanding between one year and two years, and 100% of receivable balances that have been outstanding for more than two years. The allowance for doubtful accounts at March 31, 2010 and 2009 was $268,955 and $90,435, respectively.

Accounts receivable was approximately US$8.3 million for the quarter ended March 31, 2010 as compared to approximately US$5.6 million for the quarter ended March 31, 2009, an increase of approximately US$2.7 million or 48%. Compared to the growth rate of 60% in revenue, this relatively smaller growth in accounts receivable is mainly attributable to our tight credit controls.  We only grant credit to customers with proven sales records and all credit sales must be approved by the CEO and the Vice President of Accounting.  Moreover, we conduct a credit review at least annually for each of our customers that we grant credit.  In addition, we have an internal policy that requires finance staff and sales personnel to closely monitor the collection and credit status of each client with credit.  If the credit sales exceed the credit granted to a customer, or the account receivable is over 60 days, we will suspend all sales to that customer until we receive their payments and their account is brought current. Customers without any sales history must pay prior to the shipment of goods.”

Below is an explanation for the significant increase in accounts receivable from US $5,620,519 as of June 30, 2009 to US $8,257,642 as of March 31, 2010.  However, since this period is not covered by the 10K at issue, we do not believe the following disclosure is appropriate to include in the amendment to such 10K.  We will include a similar and appropriate explanation in our next 10K.

The accounts receivable at March 31, 2010 and March 31, 30, 2009 was US$8,257,642 and US$4,991,353, respectively. The increase in our accounts receivable was materially due to a significant increase in sales. During the quarter ended March 31, 2010, sales revenue was US$15.9 million, as compared to US$9.9 million during the quarter ended March 31, 2009.  Based upon our periodic review of customers using credit, we believe our credit risk remains under control and do not have any significant changes.”

5.	Please direct us to the disclosure of sales by product in your Form 10-Q for March 31, 2010 as you proposed in your response or tell us why it is not included.

Response: Pursuant to your comment, we revised Form 10-Q for March 31, 2010 to disclose sales by product as follows:

“Sales. Total revenues were $15.9 million for the three months ended March 31, 2010 as compared to $9.9 million for the three months ended March 31, 2009, an increase of $6.0 million or 60%. Revenues for the nine months ended March 31, 2010 were $44.3 million, as compared to total sales of $29.6 million for the nine months ended March 31, 2009, an increase of $14.7 million or 50%. The increase was primarily the result of the continuous channel expansion, market penetration and optimized usage of our expanded production facility. We expect greater unit sales as a result of the expansion of both our sales channels and sales force as we continue to implement or sales and marketing strategy. The sales for our major drug products for the three months ended March 31, 2010 are listed as below:

Products	March 31, 2009 Sales (in $millions)
Ginkgo Mihuan Oral Liquid	5.5
Apu Shuangxin Xuelian Chongcao Azithromycin	1.5 0.9 0.8
Qingrejiedu Oral Liquid	0.7

Note 5. Intangible Assets, page 59

6.
Please refer to prior comment five. Please disclose the research and development activities and contractual terms for each collaborative partnership that you have established with research and development institutions in China. Also, expand your disclosure to explain how these collaborative partnerships are expected to promote commercialization and broadening of the products in your product pipeline, as discussed on page 37-38. In addition, describe and quantify how research costs are shared between the parties to these arrangements.

Prior Comment 5: Tell us the nature of the costs being capitalized as approved drugs including the additions to this asset as shown on the statement of cash flows of $3.7 million and $2.4 million in 2008 and 2009, respectively. Disclose the event(s) which triggered the impairment of $431,000 in 2009. Disclose the amount of intangible assets not subject to amortization as required by ASC Topic 350-30-50-1 and the estimated aggregate amortization expense for each of the five succeeding fiscal years as required by ASC Topic 350-30-50-2. Explain to us why you believe these assets have indefinite lives and do not need to be amortized.

Response: Pursuant to your comment, we revised our disclosure to explain the nature of partnership we established with research and development institutions in China. Under our research and development partnership model, our partner institutions are fully financially responsible for the costs incurred in developing new drugs and we purchase the intellectual property in the form of new drug exclusivity from them only upon the SFDA approval. Therefore, we capitalize the related costs upon the SFDA approval. As the Comment 7 and Comment 8 below herein also address to the research and development partnership and the related accounting treatment, we revised “Note 5-Intangbile Assets” to respond to this Comment and Comment 7 and 8 together in the following response to Comment 8.

We also revised related disclosure to explain why we believed that these partnerships would promote commercialization and broaden of our products in our product pipeline in the MD&A on page 37 as below:

“Development and growth strategy

The cornerstone of our business development strategy relies upon our partnership-based research and development (R&D) efforts. Under this R&D model, we are entitled to purchase the exclusive ownership and intellectual properties of the new drugs developed by research institutes upon the SFDA approval. In the meanwhile, the institutes take the full financial responsibilities for the costs incurred during the R&D. Since the projects are targeted for well defined marketable products and Tianyin will retain the full ownership of these SFDA-approved products and related intellectual properties, the subsequent commercialization is expected to be accretive upon new products’ market entry. In addition, we are able to leverage these R&D resources to greatly facilitate the market recognition and commercialization. In the past fiscal year, we continued this strategy and increased market penetration and revenue growth in 2009. Management plans to continue our emphasis on expanded and enhanced marketing and sales in our 2010 fiscal year and beyond.  Part of this strategy involves increasing and improving our marketing and sales activities to enhance the market leadership of our key leading products and to increase the sales of other products by expanding our sales force, solidifying our distribution network and expanding our market segment coverage, while increasing our marketing and promotional activities.”

7.
Please refer to prior comment five. Please revise to explain your basis for capitalizing costs incurred in the development of new medicines that were paid to your research and development partners in 2009 and 2008. Refer us to the technical guidance upon which you relied in determining that this accounting treating complies with GAAP.

Response: Pursuant to this comment and comment 7, we capitalize the related costs upon the SFDA approval. These are the costs incurred with the development of new medicine and have been included in the purchase price paid to our R&D institutes for the intellectual properties upon the SFDA approval of the new drugs which is in compliance with FASB statement No. 142 based on the fact that these purchases of the SFDA approved new drugs have a clear and measurable future benefit. As such, we revised our disclosure to explain our basis for capitalizing costs incurred in the development of new medicines that were paid to our R&D partners in the “Note 5—Intangible Assets” in the following response to Comment 8.

8.
Please refer to prior comment five. You plan to disclose that “when new drug gets the SFDA’s approval, we capitalize all the related costs.” Please describe the drugs that were approved by the SFDA in each period presented and explain and quantify the “related costs” that were capitalized.  Also, your disclosure appears to indicate that all costs incurred prior to SFDA approval are expensed when incurred. However, the amount of research and development recognized as expense appears to be small in relation to the amount capitalized. Please explain this relationship between the amounts expensed for drug development prior to SFDA approval and amounts capitalized upon SFDA approval for each period presented.

Response: Pursuant to your comment, we revised our disclosure to describe the drugs that were approved by SFDA in our fiscal 2009 and 2008 and quantify the related costs capitalized.  Under our R&D partnership model, we only purchase new drugs from the partner institutions upon the new drugs approval by the SFDA and the purchase price include  the R&D costs. And we capitalize the purchase prices upon the SFDA approval, which ensures a measurable future benefit.  Other than capitalizing the costs of newly approved drugs, we expensed costs when they were incurred in the formulation modification, continuous research and technical improvements of the existing products, which tends to be smaller than the purchase price of the new drugs.  As such, we revised our disclosure as below:

“NOTE 5– INTANGIBLE ASSETS

Intangible assets at June 30, 2009 and 2008 consist of the following:

	June 30, 2009	June 30, 2008

Rights to use land	$1,450,350	$1,444,410
Approved drugs
Traditional Chinese Medicine subject to impairment	8,416,905	7,059,751
Non Traditional Chinese Medicine	2,708,785	2,042,600
Total approved drugs	11,125,690	9,102,351
Intangible assets	12,576,040	10,546,761
Less: accumulated amortization	538,557	239,007

Total	$12,037,483	$10,307,754

We have developed a partnership model for the research and development (R&D) of our products.  We believe this model is cost effective, highly efficient and has a shorter development cycle.  We have built R&D relations with some of the most prestigious R&D institutions in China, including China Pharmaceutical University, Sichuan University-affiliated West China Center of Medical Sciences, and Shaanxi University of Chinese Medicines. Under our partnership model, the R&D institutions take the full financial responsibility of the  new drug R&D and we purchase the intellectual properties developed by these institutions only upon the SFDA’s approval of the new drugs. We are not contractually obligated to compensate our partner institutions for the cost incurred in the R&D if the SFDA approval is not obtained.

The capitalized costs for the development of new medicine are included in the purchase price paid to our R&D partners for the intellectual properties of the new drugs upon their SFDA approval. The capitalization of the costs is in compliance with FASB statement No. 142 based on the fact that these purchases of the SFDA approved new drugs have a clear and measurable future benefit. For the drugs we purchase, our partners provide us with the formula, production techniques, quality standard, testing records, ingredient analysis and product comparison.  In addition, our partners support us in attaining the approval from SFDA.  When the new drug gets the SFDA’s approval, we capitalize all the related costs. We recognize the costs for the formulation modification, continuous research and technical improvements of the existing products in R&D expenses in the income statement. The detailed list of drugs approved by the SFDA and the related costs we capitalized for our fiscal year 2009 and 2008 is as below:

FY2008		FY2009
Laonian Kechuan Tablets	$379,340	Sanqi Tablets	$234,400
Yiqing Capsules	787,860	Yinqiao Jiedu Tablets	234,400
Fuke Zhidai Tablets	233,440	Kangjun Xiaoyan Capsule	380,900
Tongbianling Capsule	262,620	Xiaoyan Lidan Tablets II	155,290
Baotailing Tablets	233,440	Fleroxacin Tablets I	1,259,900
Duyiwei Dispersible Tablets	802,450	Fleroxacin Tablets II	512,750
Compound Dantong Capsules	554,420
Mycophenolate Mofetil Capsule	466,880
Tongqiao Biyan Tablets	379,340
Child Qingrezhike Oral Liquid	379,340
Total	$4,479,130		$2,777,640

 Approved drugs can be separated into two groups: Traditional Chinese Medicine (TCM) and Non Traditional Chinese Medicine (NTCM). The useful life of the TCM is considered to be indefinite because no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life. The term indefinite does not mean infinite. Unlike western medicine, the formula of Chinese medicine is not developed based on modern science.  Once the formula proves effective, it is used for hundreds of or even thousands of years.  For example, the formulas developed by Dr. Tuo Hua and Dr. Zhongjin Zhang approximately two thousand years ago are still very popular today.  In addition, once the Chinese medicine is approved by the government, it is allowed to be produced and sold unless the government receives complaints from users. Therefore, TCM are not subject to amortization and impairment test should be conducted at least annually to determine if the carrying value of the asset is impaired. On June 30, 2009, we conducted an impairment test on all the traditional Chinese medicines using the "the lower of discounted cash flow and current book value" method.  Pursuant to that test, we found that the discounted cash flow of Huganning Tablets, Xiaoyanlidan Tablets and Qianbobiyan Tablets are lower than their book value. As such, we recorded the impairment of $431,000 in 2009 for these three medicines. Therefore, the amount of intangible assets not subject to amortization as of June 30, 2009 was 8,416,905. NTCM drugs are amortized on a straight-line basis over their estimated useful life of 10 years. Amortization expense for the fiscal years ended June 30, 2009 and 2008 was $298,567 and $70,865, respectively. And the estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

For the year ended June 30, 2010	415,910
For the year ended June 30, 2011	499,090
For the year ended June 30, 2012	598,913
For the year ended June 30, 2013	678,588
For the year ended June 30, 2014	766,588”

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Form 10-K or this letter.

Very truly yours,

Tianyin Pharmaceutical Co., Inc.

/s/ Jiayuan Tong
By: Jiayuan Tong
Chief Financial Officer

cc:	Guoqing Jiang
CEO
Tianyin Pharmaceutical Co., Inc.

Attorney: Louis Taubman
Leser, Hunter, Taubman & Taubman
17 State Street, Suite 2000, NY NY 10004
Fax: 212-202-6380 Tel: 212-712-7384